Mail Stop 4561
Via Fax (610) 971-9181

December 17, 2008

Donald Volk
Chief Financial Officer
Kenexa Corporation
650 East Swedesford Road
2ⁿᵈ Floor
Wayne, PA 19087

        Re: **Kenexa Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed on February 29, 2008
               Form 10-Q for the Quarter Ended June 30, 2008
               File No. 000-51358

Dear Mr. Volk:

We have reviewed your response letter dated November 24, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 23, 2008.

Form 10-K for the Year Ended December 31, 2007

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Objectives and Philosophy, page 18

1.   We note your response to our prior comment 5 and reissue it in part. In future filings please affirmatively state whether you consider the comparative performance of your peer group companies and whether and how you considered

the relative performance of peer group companies and your company in setting your executive compensation.

Compensation Elements

Base Pay, page 20

2. With respect to prior comment 9, it appears that you may be relying on Instruction 4 to Item 402(b) of Regulation S-K as the basis for nondisclosure of the targets. If so, please provide us with a reasonably detailed explanation of why you believe that disclosure of the targets would pose a reasonable threat of competitive harm.

Form 10-Q for the Quarter Ended June 30, 2008

Note 2. Summary of Significant Accounting Policies

Adoption of New Accounting Pronouncement, page 11

3. We note from your response to prior comment 12 that the Company engaged and collaborated with an independent national investment banking firm to assist the Company in providing a valuation for its auction rate securities ("ARS") at September 30, 2008 and you provided the major inputs used in the discounted cash flow model to determine the fair value for your ARS. However, we reissue part of our previous comment to tell us if you considered quantifying the estimates used (e.g. interest rates, amount of cash flows, and expected holding period) in preparing the discounted cash flow model for your auction rate securities, as we note that you did not disclose this information in Note 13 of your Form 10-Q for the quarter ended September 30, 2008. In addition, considering the estimates and judgments used in accounting for the Company's investment portfolio and the related Rights Agreement, tell us how you considered including a discussion of such assumptions and policies in your critical accounting policies and estimates disclosures.

Note 3. Acquisitions, page 13

4. We note from your proposed disclosure in response to our prior comment 13 that the Company will accrue for contingent purchase consideration when it is probable that the contingency will be attained and the contingent consideration will be paid. However, paragraph 26 of SFAS 141 states that a contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt, which is a higher probability threshold than described in your proposed disclosure. In addition, paragraph 27 of SFAS 141 states that contingent consideration should be recorded when the contingency is resolved and

Donald Volk
Kenexa Corporation
December 17, 2008
Page 3

consideration is issued or becomes issuable. Please tell us when the Company expects to record contingent consideration (i.e. at June 30, 2009 or at an earlier date) and revise your proposed disclosure to be compliant with paragraphs 26 and 27 of SFAS 141.

5.	In addition, tell us if you considered disclosing the earn out calculation in further detail (i.e. the specific multiplier used, the period used, etc.) and/or an estimated range of the earn out, if possible.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff Attorney, at (202) 551-3292 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

Kathleen Collins
Accounting Branch Chief